Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business June 30, 2009, filed in accordance with 12 U.S.C. §161 for National Banks.

Dollar Amounts
In Millions
______________

ASSETS

Cash and balances due from depository institutions:

Noninterest-bearing balances and currency and coin	$ 11,493
Interest-bearing balances	1,906

Securities:

Held-to-maturity securities	0
Available-for-sale securities	104,426

Federal funds sold and securities purchased under agreements to resell:

Federal funds sold in domestic offices	255
Securities purchased under agreements to resell	1,553

Loans and lease financing receivables:

Loans and leases held for sale	32,219
Loans and leases, net of unearned income	328,138
LESS: Allowance for loan and lease losses	9,887
Loans and leases, net of unearned income and allowance	318,251
Trading Assets	9,021
Premises and fixed assets (including capitalized leases)	4,256
Other real estate owned	1,398
Investments in unconsolidated subsidiaries and associated companies	428
Direct and indirect investments in real estate ventures	62

Intangible assets

Goodwill	11,487
Other intangible assets	16,326
Other assets	26,540
Total assets	$539,621

LIABILITIES

Deposits:

In domestic offices	$325,417
Noninterest-bearing	80,231
Interest-bearing	245,186
In foreign offices, Edge and Agreement subsidiaries, and IBFs	77,411
Noninterest-bearing	1,201
Interest-bearing	76,210

Federal funds purchased and securities sold under agreements to repurchase:

Federal funds purchased in domestic offices	10,243
Securities sold under agreements to repurchase	4,293

Dollar Amounts
In Millions
_______________

Trading liabilities	5,930

Other borrowed money

(includes mortgage indebtedness and obligations under capitalized leases)	23,653
Subordinated notes and debentures	15,714
Other liabilities	27,200
Total liabilities	$489,861

EQUITY CAPITAL

Perpetual preferred stock and related surplus	0
Common stock	520
Surplus (exclude all surplus related to preferred stock)	30,594
Retained earnings	19,594
Accumulated other comprehensive income	(1,133)
Other equity capital components	0
Total bank equity capital	49,575
Noncontrolling (minority) interests in consolidated subsidiaries	185

Total equity capital	49,760
Total liabilities, and equity capital	$539,621

I, Howard I. Atkins, EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

Howard I. Atkins
EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate

Federal regulatory authority and is true and correct.

John Stumpf	Directors

Carrie Tolstedt

Michael Loughlin